Exhibit (a)(5)(T)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOSEPH PIETRAS, On Behalf of	C.A. No.
Himself and All Others Similarly
Situated,
Plaintiff, v.

RICHARD D. PHILLIPS, CHARLES
K. CROVITZ, DENNIS J. MARTIN,
SUSAN J. RILEY, ALEXANDER M.
SCHMELKIN, STUART A. TAYLOR,
II, PAUL S. WILLIAMS, ALEX D.
ZOGHLIN, SYCAMORE
PARTNERS, STAPLES, INC., EGG PARENT INC., and EGG MERGER SUB INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Joseph Pietras (“Plaintiff”), through undersigned counsel, brings this Complaint on behalf of himself and the holders of the common stock of Essendant Inc. (“Essendant” or the “Company”) against the members of the Board of Directors (as defined herein) of Essendant for breaching their fiduciary duties. This action seeks to enjoin the acquisition (the “Proposed Buyout” or “Tender Offer”) of Essendant by Staples, Inc. (“Staples”) and its owner Sycamore Partners (“Sycamore”), via a tender offer by their affiliate Egg Parent Inc., a Delaware corporation (“Parent”). This action also seeks an order requiring that the Essendant Board comply with their fiduciary obligations and awarding Plaintiff and the Class (as defined herein) damages suffered as a result of Defendants’ wrongdoing.

The allegations of this Complaint are based on Plaintiff’s knowledge as to himself, and on information and belief based upon, among other things, the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1.        This is a stockholder class action brought by Plaintiff on behalf of Essendant stockholders against the Essendant Board for breaches of fiduciary duty and/or other violations of state law arising out of their efforts to effectuate the merger of Essendant with Staples, pursuant to an unfair process and for an unfair price.

2.        On September 14, 2018, Essendant announced that it had entered into a definitive merger agreement (the “Merger Agreement”) by and among the Company, Parent, Egg Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and Staples, a Delaware corporation and an affiliate of Parent and Purchaser, pursuant to which Purchaser will purchase all of the outstanding shares of Essendant common stock at a purchase price of $12.80 per share (the “Offer Price”). Upon completion of the Tender Offer, Purchaser will be merged with and into the Essendant, and the Company will continue as the surviving corporation in the Proposed Buyout and a wholly owned subsidiary of Parent.

3.         The Proposed Buyout fails to maximize stockholder value and to protect the interests of Essendant’s stockholders. Instead, Defendants engaged in a process that was designed to benefit Sycamore to the detriment of the Company’s non-insider stockholders. As a result, Plaintiff and the other public stockholders are receiving an unfair price in the Proposed Buyout.

4.         Indeed, on April 12, 2018, Essendant and Genuine Parts Company (“GPC”) announced that they had entered into a definitive agreement (the “GPC Merger Agreement”) to combine Essendant and GPC’s S.P. Richards (“SPR”) business (the “GPC Merger”). According to Essendant’s press release announcing the GPC Merger, the transaction was “expected to unlock more than $75 million in annual run-rate cost synergies and more than $100 million in working capital improvements,”1 with “90% of the cost synergies to be realized within two years post-closing.” Id.

5.        In anticipation of the stockholder vote concerning the GPC Merger, on June 9, 2018, Essendant filed a Form S-4 Registration Statement (the “Registration Statement”) in order to convince stockholders to vote in favor of the GPC Merger. Essendant’s financial advisor for the GPC Merger, Citigroup Global Markets Inc.

[1]

Essendant And Genuine Parts Company’s S.P. Richards Business To Combine To Form Stronger, More Competitive National Business Products Distributor, Essendant, Inc. (April 12, 2018), available at http://investors.essendant.com/file/Index?KeyFile=392995895.

(“Citi”), conducted various valuation analyses in support of its fairness opinion. Notably, Citi performed an illustrative discounted cash flow (“DCF”) analysis of the pro forma combined company, which rendered an “implied equity value reference range for the pro forma combined company of $13.30 to $23.90 per share (including a synergies range of approximately $8.35 to $11.25 per share based on the midpoint range of the estimated present values of the synergies.”2

6.        However, shortly before entering into the GPC Merger Agreement, the Board received an acquisition proposal from Sycamore. In violation of the GPC Merger Agreement, the Board concealed the Sycamore proposal and, despite grossly undervaluing the Company, communicated that it would open to receiving a revised offer from Sycamore.

7.         In an effort to undermine the GPC Merger, Sycamore simultaneously amassed beneficial ownership of 11.16% of Essendant’s stock and misleadingly suggested that Staple’s acquisition proposal—a mere $11.50 per share in cash—was, in fact, a “superior proposal.”

8.        In violation of the GPC Merger Agreement, the Board granted Sycamore the power to force its own “superior” acquisition of the Company, which ultimately amounted to a discount to Essendant’s trading price. Indeed, Essendant’s

[2]	See Registration Statement, at 80.

stock did not trade below $13.00 per share between May 18, 2018 and September 10, 2018 (i.e., when the Board announced that it found Staple’s revised $12.80 per share in cash proposal constituted a “superior proposal”).

9.        On September 24, 2018, in order to convince stockholders to tender their shares in favor of the Proposed Buyout, Defendants authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”), in violation of their fiduciary duties. In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) the background to the Proposed Buyout; (ii) certain conflicts of interest Citi faced as a result of its ongoing dealings with Essendant, Staples, and certain affiliates (iii) the valuation analyses performed by Citi in support of its fairness opinion; and (iv) financial projections for Essendant.

10.        In facilitating the acquisition of Essendant by Sycamore for inadequate consideration, conducting a flawed process, and disseminating an incomplete and misleading Recommendation Statement, each of the Director Defendants breached their fiduciary duties. As set forth below, instead of working to maximize stockholder value as required, the Director Defendants agreed to hand over the Company and its future prospects to Sycamore for a demonstrably unfair price. If the Director Defendants are able to consummate the Proposed Buyout, Essendant’s public stockholders will not receive the true value of their investment. Moreover, by disseminating the materially incomplete and misleading Recommendation Statement, the Board has subjected Plaintiff, and all other public stockholders of Essendant, to the irreparable injury of an uninformed decision regarding whether to tender their shares in the Proposed Buyout.

11.        For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Buyout, or, in the event the Proposed Buyout is consummated, recover damages resulting from the Director Defendants’ violations of their fiduciary duties.

PARTIES

I.	Plaintiff

12.        Plaintiff is, and at all relevant times was, a continuous stockholder of Essendant.

II.	Defendants

13.         Defendant Richard D. Phillips (“Phillips”) is, and has been at all relevant times, the President and Chief Executive Officer of Essendant and also serves as a director of the Company.

14.         Defendant Charles K. Crovitz (“Crovitz”) is, and has been at all relevant times, the Chairman of the board of directors of the Company.

15.        Defendant Dennis J. Martin (“Martin”) is, and has been at all relevant times, a director of the Company.

16.        Defendant Susan J. Riley (“Riley”) is, and has been at all relevant times, a director of the Company.

17.        Defendant Alexander M. Schmelkin (“Schmelkin”) is, and has been at all relevant times, a director of the Company.

18.        Defendant Stuart A. Taylor, II (“Taylor”) is, and has been at all relevant times, a director of the Company.

19.        Defendant Paul S. Williams (“Williams”) is, and has been at all relevant times, a director of the Company.

20.        Defendant Alex D. Zoghlin (“Zoghlin”) is, and has been at all relevant times, a director of the Company.

21.        Defendants Phillips, Crovitz, Martin, Riley, Schmelkin, Taylor, Williams, and Zoghlin form the Board of Directors of Essendant and are collectively referred to herein as the “Board” or the “Director Defendants.”

22.        Sycamore is a private equity firm specializing in retail and consumer investments, with its principal executive offices located at 9 West 57th Street 31st Floor, New York, New York 10019. Sycamore is the owner of Staples.

23.        Staples is a Delaware corporation, a portfolio company of Sycamore, and an affiliate of Parent and Purchaser.

24.        Parent is a Delaware corporation and an affiliate of Staples.

25.        Purchaser is a Delaware corporation and a direct wholly owned subsidiary of Parent.

III.	Relevant Non-Parties

26.        Essendant is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at One Parkway North Blvd., Suite 100, Deerfield, Illinois. The Company is a national wholesale distributor of supplies and equipment for offices and other workplaces.

27.        GPC is a Georgia corporation incorporated with its principal executive offices located at 2999 Wildwood Parkway, Atlanta, Georgia, 30339. GPC is a service organization engaged in the distribution of automotive replacement parts, industrial parts and materials, and business products.

THE DEFENDANTS’ FIDUCIARY DUTIES

28.        By reason of the Director Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Essendant and owe them a duty of care, loyalty, good faith, candor, and independence.

29.        By virtue of their positions as directors and/or officers of Essendant, the Director Defendants, at all relevant times, had the power to control and influence Essendant, did control and influence Essendant, and caused Essendant to engage in the practices complained of herein.

30.        To diligently comply with their fiduciary duties, the Director Defendants may not take any action that: (a) adversely affects the value provided to the Company’s stockholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company’s stockholders; (d) will provide the Director Defendants with preferential treatment at the expense of, or separate from, the public stockholders; and/or (e) contractually prohibits the Director Defendants from complying with or carrying out their fiduciary duties.

31.        In accordance with their duties of loyalty and good faith, the Director Defendants are obligated to refrain from: (a) participating in any transaction where the Director Defendants’ loyalties are divided; (b) participating in any transaction where the Director Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

32.        Plaintiff alleges herein that the Director Defendants, separately and together, in connection with the Proposed Buyout, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company.

CLASS REPRESENTATION ALLEGATIONS

33.      Plaintiff brings this action on behalf of himself and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of all other holders of Essendant common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

34.      This action is properly maintainable as a class action because:

a.       The Class is so numerous that joinder of all members is impracticable. As of September 5, 2018, there were 37,644,198 outstanding shares of Essendant common stock. The actual number of public stockholders of Essendant will be ascertained through discovery.

b.       There are questions of law and fact that are common to the Class, including:

i)	whether the Director Defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Buyout;
ii)

whether the Director Defendants have breached their fiduciary duty to obtain the best price available for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Buyout;

iii)	whether the Director Defendants have breached their fiduciary duty to disclose fully and fairly all material information within the Board’s control in connection with the Proposed Buyout;
iv)	whether Plaintiff and other members of the Class would suffer irreparable injury were the Proposed Buyout consummated; and
v)	whether Plaintiff and other members of the Class are entitled to damages as a result of the Defendants’ wrongful conduct.

c.       Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

d.       Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e.       The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.

f.       Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

I.	Corporate Background

35.      Essendant is a Delaware corporation that supplies workplace essentials. The Company offers office and food service products, computer hardware, furniture, welding, safety, and janitorial and sanitation supplies. Essendant serves office furniture dealers, online retailers, janitorial and sanitation distributors, and omni-channel suppliers.

36.      Staples is a provider of products and services that serve the needs of business customers and consumers. Staples sells office supplies, office machines, promotional products, technology, and business services both in stores and online.

37.      Sycamore is a private equity firm based in New York specializing in investments through a variety of private equity strategies, most notably leveraged buyouts, distressed buyouts, complex corporate carveouts, and debt investments. Most recently, in 2017, Sycamore acquired Staples, a competitor of Essendant and GPC.

II.	The Flawed Sales Process That Failed to Maximize Stockholder Value

38.      On April 12, 2018, Essendant and GPC announced that they had entered into a definitive agreement to combine Essendant and GPC’s SPR business. Together, Essendant and SPR intended to form a stronger, more competitive business products distributor with greater scale and service capabilities and an enhanced ability to support customers. The transaction combining Essendant and SPR was structured as a Reverse Morris Trust, in which GPC would separate SPR into a standalone company and spin off that standalone company to GPC stockholders, immediately followed by the merger of Essendant and the spun-off company. The transaction implied a valuation of SPR of approximately $680 million, reflecting the value of the Essendant shares to be issued at closing plus one-time cash payments to GPC of approximately $347 million, subject to adjustments at closing. Upon closing, GPC stockholders were expected to own approximately 51% and Essendant stockholders were expected to own approximately 49% of the combined company on a diluted basis, with approximately 80 million diluted shares expected to be outstanding. The transaction was expected to be tax-free to Essendant and GPC stockholders.

39.      In addition to the noteworthy benefits that would be realized from the GPC Merger, the sales process that unfolded also appeared to be amicable. Indeed, Essendant “repeatedly represented to GPC that it was not considering any other strategic transactions and was committed to a merger with SPR.”3

[3]	See Verified Complaint, Genuine Parts Company v. Essendant Inc, Docket No. 2018-0730 (Del. Ch. Oct. 10, 2018) (the “GPC Compl.”), ¶ 28; see also GPC Compl., ¶¶ 1, 3, 17.

40.      However, the Board ultimately abandoned its deal with GPC in favor of an all-cash buyout by one of its largest shareholders, Sycamore Partners, the owner of Staples.

41.      Indeed, on April 9, 2018—only 3 days before Essendant and GPC entered into the GPC Merger Agreement—Sycamore communicated its interest in acquiring the Company. However, the Board intentionally failed to communicate Sycamore’s interest in acquiring Essendant to GPC.

42.      Consequently, after the GPC Merger Agreement was executed, GPC was under the impression that Essendant would honor its representations contained in the GPC Merger Agreement and that it would simply be a matter of time until the GPC Merger was consummated.

43.      However, the Board further aggravated their breaches of fiduciary duty when they breached the clearly agreed upon terms contained within the GPC Merger Agreement. Specifically, the GPC Merger Agreement—as is commonplace in similar merger agreements—stated that: (i) Essendant would not solicit, initiate, or knowingly encourage or take any other action that would facilitate a competing acquisition proposal; (ii) Essendant would immediately cease and cause to be terminated all existing discussions or negotiations concerning any competing acquisition conducted prior to the execution of the GPC Merger Agreement; (iii) Essendant would notify GPC within 24 hours after the receipt of any proposal, inquiry, offer, or request with respect to a competing acquisition proposal; (iv) if Essendant received a bona fide competing acquisition proposal, the Board would be permitted to consider such proposal so long as Essendant and the third party entered into a confidentiality agreement with terms no less favorable than those contained in the GPC Merger Agreement; and (v) Essendant would use its reasonable best efforts in connection with seeking antitrust approval of the GPC Merger.

44.      Despite the conspicuous and indisputable agreed upon terms, the Board failed to alert GPC of Sycamore’s interest until May 31, 2018, 7 weeks after the GPC Merger Agreement was executed on April 12, 2018.4

45.      On April 17, 2018, only 5 days after executing the GPC Merger Agreement, Essendant received a formal acquisition proposal from Sycamore, made on behalf of Staples, offering $11.50 per share.

[4]	GPC Compl., ¶ 28.

46.      Subsequently, on April 24, 2018, the Board appropriately rejected Sycamore’s proposal and determined that it was unlikely to produce a superior acquisition proposal.

47.      However, on April 25, 2018, the Company issued its quarterly earnings release and filed its quarterly 10-Q, neither of which disclosed Sycamore’s formal acquisition proposal.5 Indeed, the slide deck for the Essendant’s earnings call discussed that the GPC Merger “further enhances Essendant’s strategy.” Id.

48.      On April 27, 2018, after completing its required quarterly disclosures, Essendant notified Sycamore that it was rejecting its April 17 formal acquisition proposal. However, Essendant informed “Sycamore that it would be open to receiving a revised offer from Sycamore.”6 In other words, the Board was actively inviting Sycamore to make a revised offer, despite the fact that it acknowledged Sycamore’s bid was inferior.

49.      Despite the fact that such communications were in direct violation of the GPC Merger Agreement, on April 29, 2018, Sycamore, on behalf of Staples, communicated a “renewed” proposal at the same $11.50 per share.

50.      However, and unexplainably, the Board determined that the same $11.50 proposal would now reasonably lead to a superior acquisition proposal.

[5]	GPC Compl., ¶ 31.
[6]	GPC Compl., ¶ 33.

51.      On May 7, 2018, GPC responded to Essendant’s May 4 notification that Sycamore’s “new” acquisition proposal would reasonably lead to a superior acquisition proposal. In response, GPC advised that the Sycamore offer did not constitute, and would not reasonably lead to the consummation of, a superior proposal . GPC further advised Essendant that the terms of the Sycamore offer were dramatically less favorable to Essendant’s shareholders than the GPC Merger.

52.      Indeed, in the Registration Statement that Essendant filed on June 9, 2018, a DCF analysis conducted by Citi, Essendant’s financial advisor, demonstrated that the pro forma combined company would result in an “implied equity value reference range for the pro forma combined company of $13.30 to $23.90 per share (including a synergies range of approximately $8.35 to $11.25 per share based on the midpoint range of the estimated present values of the synergies.”7

53.      Further compounding Sycamore’s inadequate proposal, GPC’s May 7 response to Essendant also contained a considerable improvement to the terms of the GPC Merger Agreement. Specifically, GPC proposed additional merger consideration in the form of a contingent value right (“CVR”), which would provide Essendant stockholders with a cash payment at the end of 2019 of up to $4 per share, in addition to the benefits Essendant’s stockholders would already receive pursuant to the GPC Merger Agreement (i.e., an approximately 49% equity interest in the aggregate, combined company).

[7]	See Registration Statement, at 80.

54.      In stark contrast, Sycamore’s proposal only offered Essendant stockholders a single time, cash-out payment of $11.50 per share.

55.      However, Essendant stockholders were entirely unaware that the Board had been failing to adhere to its agreed upon obligations under the GPC Merger Agreement. Ultimately, Sycamore forced the Company’s hand when they filed a Schedule 13D on May 16, 2018 which revealed that Sycamore had acquired beneficial ownership of 9.9% of Essendant’s outstanding stock.8 Concerningly, however, Sycamore’s 13D failed to disclose that it first communicated its interest to Essendant more than a month earlier on April 9, 2018. Id.

56.      Subsequently, Sycamore continued to increase its interest in Essendant. Between May 1 and May 16, 2018, Sycamore acquired beneficial ownership of approximately 10% of Essendant’s outstanding stock, and by May 21, 2018, Sycamore amassed beneficial ownership of 11.16% of Essendant’s outstanding stock.

[8]	GPC Compl., ¶ 37.

57.      This maneuver—which would have been prevented had the Board entered into a confidentiality agreement that, in accordance with the GPC Merger Agreement, contained a standstill provision—provided Sycamore with a unique and unfair advantage over GPC by allowing Sycamore to acquire a substantial position in Essendant and materially increased the risk that Sycamore would be able to undermine the GPC Merger.

58.      Perhaps most troubling in this regard is that despite the GPC Merger Agreement containing terms that obligated the Company to cease any negotiations concerning an acquisition proposal conducted prior to execution of the GPC Merger Agreement and that, in the event the Board reasonably found that a third party’s acquisition proposal could lead to a superior acquisition proposal, the Company did not enter into a confidentiality agreement with no less favorable than those contained in the GPC Merger Agreement (i.e., included an equally restrictive standstill provision) until August 2018, approximately 3 months later.9

59.      In the weeks that followed, the Board prioritized negotiations with Sycamore instead of honoring its agreed upon obligations imposed under the GPC Merger Agreement. Specifically, the Company wholly failed to use its “best reasonable efforts” to cooperate in connection with seeking antitrust approval of the GPC Merger, including promptly obtaining all authorizations, consents, orders, and approvals for the transaction from all relevant governmental authorities and

[9]	GPC Compl., ¶¶ 40, 41.

providing information reasonably requested by governmental authorities in connection with the transaction. Indeed, following execution of the GPC Merger Agreement, Essendant intentionally abandoned its obligations to delay the process.10

60.      Furthermore, Essendant also failed to build support for the GPC Merger among its customers, a factor that the parties had determined would be critical to addressing potential concerns, including the GPC Merger’s evaluation by the antitrust authorities, that were identified during the pre-GPC Merger review process.11

61.      Perhaps most perplexing in this regard is that both GPC and Essendant acknowledged that rallying support in favor of the GPC Merger was so material that it became a negotiated term included in the GPC Merger Agreement. However, when Essendant announced that it would be terminating the GPC Merger Agreement and, instead, merging with Sycamore, the Company explained that it reached this decision after concluding that the antitrust risks to the GPC Merger were greater than it had initially believed.12 Essendant premised this reassessment on its purported discovery of many documents in which Essendant employees consider GPC to be a competitor. But this is deceptive and untrue, as the parties always expected to find such documents and had identified and discussed these exact type of documents during their pre-signing antitrust review. Id.

[10]	GPC Compl., ¶¶ 27, 42
[11]	GPC Compl., ¶¶ 42-44.
[12]	Id.

62.      Ultimately, on September 10, 2018, Essendant announced that it had agreed to accept Staples’ acquisition proposal of $12.80 per share in cash. Confusingly, when the market opened on the morning of September 10, 2018, Essendant’s common stock was trading at $14.24 per share. As a result, the purportedly “superior” bid actually represented an 11% discount to Essendant’s then-trading stock price.

III.	The Proposed Buyout

63.      In connection with the Proposed Buyout, on September 14, 2018, Essendant issued a press release, which states in pertinent part:

STAPLES TO ACQUIRE ESSENDANT FOR $12.80

PER SHARE IN CASH

Essendant Terminates Previously Announced Agreement

with Genuine Parts Company

FRAMINGHAM, Mass. and DEERFIELD, Ill., -- Staples, Inc. and Essendant Inc. (NASDAQ: ESND) today announced that they have entered into a definitive agreement under which an affiliate of Staples, the world’s largest office solutions provider, will acquire all of the outstanding shares of Essendant common stock for $12.80 per share in cash, or a transaction value of $996 million including net debt.

The transaction follows the determination by Essendant’s Board of Directors, after consultation with Essendant’s legal and financial advisors, that the Staples proposal constituted a “Superior Proposal” as defined in Essendant’s previously announced merger agreement to combine with Genuine Parts Company’s (NYSE: GPC) (“GPC”) S.P. Richards business (the “S.P. Richards agreement”). Consistent with that determination, and following the expiration of the three-day waiting period during which GPC did not propose any amendments to the S.P. Richards agreement, Essendant terminated that agreement. In connection with the termination, GPC is entitled to a $12 million break-up fee, which Staples is paying as part of its agreement with Essendant.

“We are excited about the opportunity to move forward with this agreement, and to work with the Essendant team to complete the partnership of these two great companies, which will ultimately deliver significant value to independent resellers and end customers across the U.S.,” Staples said.

“After carefully evaluating Staples’ revised offer, including taking into account the extended regulatory process and risks associated with the S.P. Richards transaction and the continued challenges presented by the rapidly changing industry dynamics on our ability to realize value in combination with S.P. Richards, we are confident that the Staples transaction is in the best interest of Essendant shareholders,” said Charles Crovitz, Chairman of Essendant. “While our agreement to merge with S.P. Richards presented an attractive opportunity, we believe the Staples transaction provides superior and immediate value to our shareholders.”

Ric Phillips, President and Chief Executive Officer of Essendant added, “We believe combining with Staples provides a tremendous opportunity to enhance our resources and ability to serve customers, while delivering compelling and certain value to shareholders. I want to thank all our associates for their continued commitment and dedication as we have navigated this process over the past several months.”

Transaction Terms

The $12.80 per share purchase price reflects a 51% premium to Essendant’s share price on April 11, 2018, the day before the company announced plans to merge with GPC’s S.P. Richards business, and a 10.3x multiple of last-twelve-months Adjusted EBITDA.

The transaction will be implemented through a cash tender offer at $12.80 per share. The transaction is conditioned upon, among other things, the number of Essendant shares included in the tender offer, together with the 11.15% of Essendant’s outstanding common shares currently owned by Staples and its affiliates, representing more than 50% of Essendant’s outstanding common shares, expiration of all applicable waiting periods under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions. If the tender offer is consummated, the tender offer will be followed by a merger in which any shares of Essendant common stock not purchased in the offer will be converted into the right to receive the same $12.80 per share in cash. The transaction is not subject to a financing condition and is expected to close in the fourth quarter.

Barclays and Morgan Stanley & Co. LLC are acting as financial advisors and Kirkland & Ellis LLP is acting legal counsel to Staples. Citigroup Global Markets Inc. is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Essendant.

IV.	The Proposed Buyout Fails to Adequately Compensate Essendant Stockholders

64.      Pursuant to the terms of the Merger Agreement, Essendant stockholders will receive $12.80 in cash for each share of Essendant common stock that they own. This consideration is inadequate and undervalues the Company.

65.      As an initial matter, the Merger Consideration does not reflect the Company’s actual value, but rather a significant discount thereto, which is perhaps best illustrated by the fact that Company has been trading above the Offer Price for nearly four months. Indeed, as illustrated below, between May 17, 2018 and September 7, 2018, Essendant’s common stock price never fell below $13.00 per share:

66.      Essendant’s stock price can largely be attributed to the market’s overwhelmingly favorable response to the GPC Merger. Indeed, analysts and the market were extraordinarily bullish on the news, which propelled Essendant’s stock price as high as $16.63 on July 31, 2018.

67.      Second, Citi, the Company’s financial advisor, conducted several valuation analyses that, separately, evaluated the “fairness” of the two transactions. With respect to the GPC Merger, Citi performed on illustrative discounted cash flow analysis of the pro forma combined company which indicated an approximate implied equity value reference range for the pro forma combined company of $13.30 to $23.90 per share (including a synergies range of approximately $8.35 to $11.25 per share based on the midpoint range of the estimated present values of the synergies). As a result, the Offer Price fails to even fall within the range of reasonableness when compared against the increased value that Essendant stockholders could realize in a combined company that they would maintain an equity interest in.

68.      Finally, Pzena Investment Management (“Pzena”), the Company’s largest stockholder, has repeatedly communicated since the announcement of the Proposed Buyout that it does not believe the Offer Price represents a “superior proposal” under the GPC Merger Agreement and that the Offer Price is “materially below [the] intrinsic value and the recent trading history of the Company [c]ommon [s]tock,”13 in addition to only offering stockholders a marginal premium above the Company’s book value.

69.      Furthermore, Pzena also has stated that it believes that the “[Board] walked away from a far superior and compelling opportunity to merge with [SPR].” Id. (emphasis added).

[13]	Essendant Inc., Solicitation/Recommendation Statement (Form SC 14D9) (October 4, 2018).

70.      In sum, the Offer Price inadequately compensates Essendant stockholders for their shares. Given the considerably higher value that the GPC Merger would provide Essendant stockholders, the Offer Price is simply not a superior proposal, particularly in light of the fact that Essendant stockholders are being asked to accept a one-time, cash payment in exchange for their equity interest in Essendant. It is therefore imperative that the Company’s stockholders receive the material information (discussed in detail below) that Defendants have omitted from the Recommendation Statement, which is necessary for stockholders to properly exercise their corporate suffrage rights and make an informed decision concerning whether to tender their shares in favor of the Proposed Buyout.

VI.	The Materially Incomplete and Misleading Recommendation Statement

71.      Directors of Delaware corporations are under a fiduciary duty to disclose fully and fairly all material information within the board’s control when it seeks stockholder action. The Board breached this duty by causing the materially incomplete and misleading Recommendation Statement to be filed with the SEC on September 24, 2018. As discussed below, the Recommendation Statement omits material information that must be disclosed to enable Essendant stockholders to make an informed decision concerning whether to tender their shares in the Proposed Buyout.

72.      First, the Recommendation Statement fails to disclose material information concerning the background of the Proposed Buyout.

73.      Indeed, the Background of the Offer section fails to disclose that Essendant represented to GPC that “it had no interest in any merger partner other than GPC.”14

74.      The Recommendation Statement also fails to disclose that on April 9, 2018, a mere 72 hours before inducing GPC to enter into the Merger Agreement, Sycamore made an expression of interest in acquiring Essendant.15

75.      Likewise, the Background of the Offer section fails to disclose that on or about April 27, 2018, when the Board informed Staples that it did not conclude that Staples’ proposal was reasonably likely to lead to a superior acquisition proposal, that the Board also communicated to Staples that it would be open to receiving a revised offer from Staples. In other words, the Recommendation Statement fails to disclose that the Board was actively inviting Staples to submit a revised proposal, despite the fact that its initial proposal was inferior.

76.      Similarly, the Recommendation Statement also fails to state that Essendant did not disclose Staples’ initial outreach to GPC until May 2018.16

[14]	GPC Compl., ¶ 3; see also GPC Compl. 1, 17, 28.
[15]	GPC Compl., ¶ 28.
[16]	Id.

77.       With respect to the section of the Background of the Offer detailing the events that occurred after the GPC Merger Agreement was executed, the Recommendation Statement fails to disclose whether Essendant did or did not contact its customers to build customer support that was critical to the GPC Merger’s evaluation by antitrust regulators, even though GPC had repeatedly called for such outreach and Essendant was contractually obligated to do so under the GPC Merger Agreement.17

78.      On the same note, the Background of the Offer and Reasons for the Recommendation sections of the Recommendation Statement misleads stockholders as to truthfulness of the antitrust rationale that the Board gave GPC when determining Staples’ proposal was superior. Indeed, both parties had identified, discussed, and acknowledged the documents that purportedly gave rise to Essendant’s new found antitrust concerns during the pre-signing antitrust review. Indeed, Essendant concluded and represented to GPC that it believed antitrust approval was likely despite the existence of these documents.18

79.      The failure to accurately disclose material information concerning the sales process leading up to the Proposed Buyout in relation to the above-referenced discrepancies is in breach of the Board’s fiduciary duty to disclose fully and fairly all material information within the Board’s control in connection with the Proposed Buyout.

[17]	GPC Compl., ¶¶ 27, 42-44.
[18]	GPC Compl., ¶ 44.

80.      The Recommendation Statement also fails to disclose material information concerning the conflict of interest Essendant’s financial advisor, Citi, faced as a result of its ongoing ties to both the Company and Staples. Specifically, pages 39-40 of the Recommendation Statement states:

As the Company Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to the Company and its affiliates unrelated to the proposed Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as financial advisor to the Company in connection with the Company’s proposed transaction involving the SPR Business of GPC announced in April 2018 and certain strategic advisory matters, for which financial advisory services Citi and its affiliates received during such two-year period aggregate fees of approximately $2.5 million. As the Company Board also was aware, Citi and its affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Staples and its affiliates, for which services Citi and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as (i) joint bookrunning manager for certain debt offerings of Staples and (ii) as joint lead arranger for, and/or as a lender under, certain credit facilities of Staples and/or certain of its affiliates. As the Company Board further was aware, Citi and its affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Sycamore Partners and/or its affiliates and portfolio companies, for which services Citi and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as joint bookrunning manager for certain debt offerings and as joint lead arranger for, and as a lender under, a credit facility of Sycamore Partners in connection with Sycamore Partners’ acquisition of Staples. For the services described above for Staples and Sycamore Partners, Citi and its affiliates received during the two-year period prior to the date of Citi’s opinion aggregate fees of approximately $5 million.

81.      As the emphasized words above indicate, the Recommendation Statement indicates that Citi is “currently” providing services to Essendant and its affiliates unrelated to the Proposed Transaction, but it only discloses fees that Citi has received from Essendant for the two-year period prior to the date of Citi’s fairness opinion. In other words, the Recommendation Statement fails to disclose how much money Citi expects to receive going-forward in connection with its current ongoing work for Essendant and its affiliates.

82.      Similarly, the Recommendation Statement notes that Citi is currently “acting” as a joint bookrunning manager for Staples and Sycamore, but it again only discloses the fees Citi has earned from these entities during the past two-year period, and fails to disclose how much money Citi expects to receive for the work it is currently performing going forward.

83.      Financial advisors play a critical role in the merger process. Their fairness opinions are heavily relied upon by both boards of directors and stockholders. Accordingly, this information—the amount of fees Citi expects to receive in the near future for its presently occurring work for both Essendant, Staples, Sycamore, and their affiliates—is material to Essendant stockholders. It is imperative for the stockholders to be able to understand what factors might influence the financial advisor’s analytical efforts. A financial advisor’s own proprietary financial interest in a proposed transaction must be carefully considered in assessing how much credence to give its analysis. For that reason, the benefits of the merger to the investment banker, beyond its expected fee, must also be disclosed to the stockholders. It is not only the amount and nature of a contingent fee that is relevant to an investment bank’s interest in a transaction. The relationships between investment banks and corporate management can run deep, and an investment bank often has business with the corporation and its management that spans more than one transaction. Where an investment bank is providing a fairness opinion that involves long-standing clients, it may be influenced to find a transaction fair to avoid irritating management and other corporate actors who stand to benefit from the transaction, as this will ensure future lucrative business. There is no rule that conflicts of interest must be disclosed only where there is evidence that the financial advisor’s opinion was actually affected by the conflict. Put simply, a reasonable stockholder would want to know an important economic motivation of the financial advisor employed by a board to opine on the fairness of the consideration to offered to stockholders, when that motivation could rationally lead that advisor to favor a deal at a less than optimal price, because the procession of a deal was more important to him, given his overall economic interest, than ensuring stockholders actually receive a truly fair price.

84.      Additionally, the Recommendation Statement fails to provide sufficient information for Essendant stockholders to properly assess the conflict of interest certain executive officers and directors of the Company faced as a result of that fact that “such persons” have “possible ongoing roles with” Staples or its affiliates. Recommendation Statement at 4. While the Recommendation Statement notes the existence of this conflict in general terms, it fails to disclose precisely which of the Company’s executive officers and/or directors have discussed and/or been offered “ongoing roles” with Staples or its affiliates after the Proposed Transaction is consummated, and when such discussions occurred. This information is material to the Company’s stockholders because it is necessary for them to properly assess how this conflict of interest impacted the sales and negotiation process, and the omission of these key details make the vague reference to such persons “possible ongoing roles” on page 4 incomplete and misleading.

85.      The Recommendation Statement describes Citi’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Citi’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Essendant’s stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Citi’s fairness opinion in determining whether to vote their shares in favor of the Proposed Buyout. This omitted information, if disclosed, would significantly alter the total mix of information available to Essendant’s common stockholders.

86.      With respect to Citi’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key assumptions and inputs for the analysis: (i) the basis for utilizing an unusually low perpetuity growth rate range of 0.0% to 1.5%; and (ii) the basis for utilizing a discount rate range of 9.0% to 10.4%. The bases for utilizing these particular ranges are material to Essendant’s common stockholders, and the omission of such information renders the summary of Citi’s Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars…. This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78 (emphasis added). Without the above-mentioned information, Essendant stockholders cannot evaluate for themselves the reliability of Citi’s Discounted Cash Flow Analysis, make a meaningful determination of whether the implied per share equity value reference range reflects the true value of their shares or was the result of Citi’s unreasonable judgment, and make an informed decision regarding whether to tender their shares in the Proposed Buyout.

87.      With respect to Citi’s Selected Precedent Transactions Analysis and Selected Public Companies Analysis, the Recommendation Statement fails to disclose the individual multiples Citi calculated for each of the transactions and companies utilized. The omission of these multiples renders the summaries of these analyses and the corresponding implied per share equity value reference ranges materially incomplete and misleading. A fair summary of these analyses requires the disclosure of the individual multiples for each transaction and company utilized; without the individual multiples, Essendant stockholders are unable to assess whether the banker applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the implied share per price ranges.

88.      Lastly, while the Recommendation Statement notes that Essendant had management-prepared “preliminary financial projections” as of February 15, 2018, the Recommendation Statement fails to disclose when the “Management Projections” included on page 33-34 of the Recommended Statement were prepared. This information is material to Essendant stockholders, so that they can determine whether the projections utilized by Citi for its fairness opinion were prepared by management in the ordinary course of business, or instead, were prepared later during the sales process potentially in order to ensure Citi had “appropriate” projections to support its fairness opinion.

89.      In sum, the Board conducted a flawed sales process that failed to maximize stockholder value, and caused the materially incomplete and misleading Recommendation Statement to be filed with the SEC. The Board has prevented Plaintiff and the Class from being adequately compensated for their Essendant shares, and has deprived the Company’s stockholders of the ability to make an adequately informed decision concerning whether to tender their shares in the

Proposed Buyout. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

(Against the Director Defendants for Breach of Fiduciary Duties)

90.      Plaintiff repeats and realleges each allegation set forth herein.

91.      The Director Defendants have violated fiduciary duties owed to the public stockholders of Essendant.

92.      By the acts, transactions, and courses of conduct alleged herein, the Director Defendants have failed to obtain for the public stockholders of Essendant the highest value available for Essendant in the marketplace.

93.      As alleged herein, the Director Defendants have initiated a process to sell Essendant that undervalues the Company and vests them with benefits that are not shared equally by Essendant’s public stockholders. In addition, by agreeing to the Proposed Buyout, the Director Defendants have capped the price of Essendant’s stock at a price that does not adequately reflect the Company’s true value. Moreover, Defendants failed to sufficiently inform themselves of Essendant’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Buyout. Finally,

Defendants have failed to provide Essendant’s public stockholders with all material information necessary to decide whether to tender their shares in connection with the Proposed Buyout.

94.      As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Essendant, and that they face the irreparable injury of an uninformed tender offer. Unless the Director Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

95.      Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Director Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Against Sycamore, Staples, Parent, and Purchaser for Aiding and Abetting)

96.      Plaintiff repeats and realleges each allegation set forth herein.

97.      The Director Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set forth herein.

98.      By committing the acts alleged herein, the Director Defendants breached their fiduciary duties owed to Plaintiff and members of the Class.

99.      Defendants Sycamore, Staples, Parent, and Purchaser colluded in or aided and abetted the Director Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Director Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

100.    Plaintiff and the members of the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

(Against the Director Defendants for Waste Under Corwin)

101.    Plaintiff repeats and realleges each allegation set forth herein.

102.    The Individual Defendants were obligated to refrain from agreeing to a transaction that constituted waste.

103.    For the reasons set forth above, the Board’s decision to approve the Proposed Buyout was so egregious or irrational that it could not have been based on a valid assessment of stockholders’ best interests.

104.    The Proposed Buyout is so plainly inadequate to the Company’s stockholders that no business person of ordinary, sound judgment could conclude that the Proposed Buyout adequately values Essendant.

105.    The Individual Defendants breached their obligations to Plaintiff and the Class by pursuing and approving the Proposed Buyout without a proper purpose.

106.      Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Director Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants, as follows:

A.      Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as the Class representative;

B.      Preliminarily and permanently enjoining Defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them from proceeding with, consummating, or closing the Proposed Buyout unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class, and discloses the material information discussed above which has been omitted from the Recommendation Statement;

C.      Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.      Directing the Director Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.    Granting such other and further equitable relief as this Court may deem just and proper.

Dated: October 31, 2018	COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
Tel: (302) 984-3800
Fax: (302) 984-3939
Email: bbennett@coochtaylor.com
Attorneys for Plaintiff

OF COUNSEL

MONTEVERDE & ASSOCIATES PC

Juan E. Monteverde

The Empire State Building

350 Fifth Avenue, Suite 4405

New York, NY 10118

Tel.: (212) 971-1341

Fax: (212) 202-7880

Email: jmonteverde@monteverdelaw.com